Exhibit 19

Insider Trading Policy: 6.9
Contact: General Counsel or Designated Counsel
Effective: January 1, 2025
Supersedes: May 1, 2022 Insider Trading Policy 6.9
Insider Trading Policy
Objective
This policy is designed to help employees understand the nature and scope of U.S. federal insider trading laws and the serious consequences of violating these laws. It also prohibits certain transactions relating to trading in the securities of Olin and certain other companies.
Scope
This policy applies to all employees of Olin and each of its subsidiaries and affiliates, as well as members of Olin’s Board of Directors (“Directors”). Certain provisions of this policy apply specifically to certain identified persons and/or to Olin’s Directors and officers who are subject to Section 16(b) (“Section 16(b) Reporting Persons”) of the Securities Exchange Act of 1934, as amended (“Exchange Act”).
Policy
Olin’s long-standing policy regarding insider trading prohibits Directors and employees from trading Olin securities (including common stock, preferred stock, bonds or similar debt securities or options, and other derivative instruments relating thereto) while in possession of material, non-public information (“MNPI”) about Olin. It also prohibits Directors and employees from (i) using MNPI to trade in the securities of other companies that was learned or obtained in the course of or as a result of the individual's relationship with Olin and (ii) disclosing any MNPI about Olin or any other company to any other person, in each case, until after the information has been effectively communicated to the public.
Insider trading laws also prohibit trading securities while in possession of MNPI and passing MNPI on to others who trade securities. These laws apply to trading in Olin’s securities and to trading in the securities of other companies where the trader has acquired MNPI in the course of or as a result of his or her relationship with Olin.
As an Olin Director or employee, you are responsible for ensuring that you do not trade Olin securities or the securities of another company when you have reason to believe that you are in possession of MNPI. If you have any questions as to whether you are in possession of MNPI or whether it is permissible for you to trade, please consult Olin’s General Counsel or any Olin in-house counsel designated by the General Counsel (“Designated Counsel”).
Definitions
Material information is any information that a reasonable investor would consider important in deciding to buy, sell, hold, transfer or dispose of the securities of a company. Any information that reasonably could be expected to affect the price of a company’s stock or other securities, whether up or down, is “material” information. While it is impossible to provide a complete list of information that could be considered “material,” examples include:
1.    unpublished financial results, reports or projections such as earnings estimates or results, or a change in previously announced earnings estimates;
2.    news of a pending or proposed merger, acquisition, divestiture, or tender offer;
3.    changes in top management;
4.    changes in dividend policy, declarations of stock splits, or offerings of securities;
5.    calls, redemptions or purchases of a company’s securities;
6.    changes in prices or demand for products, or changes in the costs of producing, transporting, or selling products;
7.    unusual or large borrowing;
8.    liquidity problems;
9.    significant new products or services or other changes in operations;
10.    commencement or settlement of a major claim or lawsuit;
11.    gain or loss of a substantial customer or supplier;
12.    significant litigation or governmental investigation or other governmental action;
13.    industry information (i.e., prices, volumes, or other conditions affecting our business);
14.    initiation or settlement of labor negotiations or disputes, strikes or lockouts;
15.    information relating to stock repurchase programs or their execution; and
16.    data privacy breaches or other cybersecurity incidents.
Non-public information is any information that has not been disclosed to the public or, if it has been disclosed, the time elapsed since disclosure has not been sufficient for investors to evaluate the information. Information becomes public when it has been released through appropriate channels, such as a press release, public governmental filing (e.g., a filing with the Securities and Exchange Commission, the “SEC”), publication in a widely available news media source, or via a public statement from a senior officer during a Regulation FD-compliant conference call, and enough time has elapsed for the investing public to evaluate the information. At that point, the information is considered public. All information about Olin (or any other company) that you learned or obtained in the course of or as a result of your relationship with the Olin is potentially “insider” information until publicly disclosed.
“Tipping” is passing along MNPI to others. Penalties for tipping apply whether or not you derive benefit from another’s actions. Recommending that others trade in Olin securities or in the securities of other companies, even without telling them why, still can be unlawful.
Trading is defined broadly under the U.S. federal securities laws. Trading in Olin securities includes:
1.    direct purchases or sales of Olin securities;
2.    short sales (sales of securities not owned by the seller at the time of the sale) and purchases and sales of puts or calls, as well as any other hedging transactions (not permitted by Section 16(b) Reporting Persons at any time);
3.    pledges of Olin stock (not permitted by Section 16(b) Reporting Persons at any time);
4.    cashless exercises of Olin stock options (i.e., exercise and sale of stock received upon exercise);
5.    transfers of funds into or out of the Olin stock fund or the Olin phantom stock fund in an Olin Retirement Savings Plan or Supplemental Retirement Savings Plan account;
6.    changes in elections in an Olin Retirement Savings Plan or Supplemental Retirement Savings Plan account that would initiate or increase the amount of future investments in the Olin stock fund or the Olin phantom stock fund; and
7.    other transactions to acquire, transfer or dispose of Olin securities, including gifts.
For purposes of this policy, exercise of an Olin stock option is not considered a trade in Olin securities only if the option holder exercises the option by paying cash or surrendering qualifying shares of Olin stock that he or she already owns, and the option holder retains the shares received on option exercise. For purposes of this policy, the following actions in an Olin Retirement Savings Plan or Supplemental Retirement Savings Plan account are also not considered a trade in Olin securities:
1.    a recurring purchase of Olin securities in accordance with elections made consistent with this policy; and
2.    a change in elections that would stop or decrease the amount of future investments in the Olin stock fund or the Olin phantom stock fund.
Procedures Applicable to Specified Persons
Additional insider trading restrictions apply to (i) Section 16(b) Reporting Persons, all direct reports to the CEO, and any other employees deemed likely to have involvement with MNPI (collectively, “Covered Persons”) and (ii) Section 16(b) Reporting Persons and certain other designated employees (collectively, “Designated Insiders”).

Employees who are Covered Persons and Designated Insiders will be notified by the Law Department.
Quarterly Trading Windows
Covered Persons may only trade in Olin securities during an open trading window. Generally, the trading window opens following the second full trading day after the public release of Olin’s quarterly earnings and continues through the end of the last day of the second month of the quarter during which the public release is made (each, a “Quarterly Trading Window”). Olin may in its discretion close a Quarterly Trading Window early or not open the Quarterly Trading Window for some or all Covered Persons. In addition, even during an open trading window, Covered Persons remain subject to the provisions of this policy and applicable law prohibiting transactions when in possession of MNPI.
Pre-Clearance
In addition to being subject to the Quarterly Trading Windows, Designated Insiders must be pre-cleared by the General Counsel, any Designated Counsel, or the Chief Financial Officer prior to trading. When requesting pre-clearance, please allow at least two business days in advance of the proposed transaction. If a pre-clearance request is approved, the pre-clearance will be valid for four trading days unless the Quarterly Trading Window closes earlier or the individual becomes aware of MNPI (the “Approval Period”). If a transaction order is not placed during the Approval Period, a new pre-clearance request must be initiated for future transactions.
Rule 10b5-1 Trading Plans
Notwithstanding the foregoing, trades may be affected by a Covered Person at any time pursuant to a trading plan that complies with the requirements of Rule 10b5-1 of the Exchange Act (“Rule 10b5-1 trading plan”), including the required “cooling off” period before trades can commence under the plan, and has been adopted during an open trading window. The adoption, modification or termination of any Rule 10b5-1 trading plan by a Covered Person must also be pre-cleared by the General Counsel, any Designated Counsel, or the Chief Financial Officer.
Procedures for Other Employees
Generally, employees who are not covered by the Quarterly Trading Window may trade in Olin securities at any time if they are not in possession of MNPI.

Prohibited Transactions
No Director or employee who has MNPI relating to Olin may trade in Olin securities, engage in any other action to take personal advantage of that information, or pass that information on to others. This policy also applies to information that was learned or obtained in the course of or as a result of an individual's relationship with Olin that relates to any other company, including customers or suppliers of Olin. At all times, Directors and employees must refrain from providing advice or making recommendations regarding trading in Olin securities or trading in the securities of such other companies. If you provide information that someone else uses to trade illegally, you may be subject to penalties whether or not you personally derive any benefit from the illegal trading.
Prohibition on Pledging and Hedging Transactions
Section 16(b) Reporting Persons are prohibited from (i) engaging in any hedging or monetization transactions in which the individual continues to own the underlying security without all the risks or rewards of ownership, and (ii) pledging Olin securities, whether as part of a hedging transaction or loan transaction. Section 16(b) Reporting Persons should assume that this prohibition includes buying puts, selling calls, and engaging in other similar transactions involving derivative securities, including prepaid variable forward contracts, equity swaps, collars and exchange funds. Transactions that may be considered necessary or justifiable for personal reasons (such as the need to raise money unexpectedly) are not considered a defense to charges of trading on inside information and do not create an exception to the prohibition on pledging and hedging transactions by Section 16(b) Reporting Persons. If you have any questions about whether a transaction in which you wish to engage is covered by this prohibition, you should seek advice from Olin’s General Counsel or any Designated Counsel.
Short-Swing Profits
Under Section 16(b) of the Exchange Act, Section 16(b) Reporting Persons must pay Olin the amount by which the price of any sale of Olin stock exceeds the price of any purchases of Olin stock within any six-month period, regardless of the order of the sale and purchase. Purchases and sales of derivative securities relating to Olin stock may be matchable against purchases and sales of Olin stock and other derivative transactions. The grant of stock options and restricted stock awards by the Compensation Committee of Olin’s Board, as well as the exercise of stock options so granted, are generally exempt from Section 16(b) of the Exchange Act. If you have any questions about whether a transaction in which you wish to engage is covered by this prohibition on short-swing profits, you should seek advice from Olin’s General Counsel or any Designated Counsel.

Transactions by Family Members
Under this policy, the same restrictions that apply to you also apply to your family members, others living in your household, and any family members not in your household but whose transactions in Olin securities are subject to your control or influence. Directors and employees are responsible for ensuring that each of these people complies with the terms of this policy. Transactions by your family members may be subject to Section 16(b) of the Exchange Act whether or not you were aware of those transactions.
Transactions by Entities Controlled by Insiders
Under this policy, the same restrictions that apply to you also apply to any entities controlled by you, including corporations, partnerships or trusts. Directors and employees are responsible for ensuring such entities comply with the terms of this policy. Transactions by entities controlled by you may be subject to Section 16(b) of the Exchange Act whether or not you were aware of those transactions.
Rule 144 Restrictions on Sales by Section 16(b) Reporting Persons
Generally, Section 16(b) Reporting Persons can only sell Olin stock by following the requirements of Rule 144 under the Securities Act of 1933. There are several requirements that must be met to sell Olin stock under Rule 144.
•Olin must have filed all reports required to be filed under Section 13 of the Exchange Act (i.e., annual reports on Form 10 -K, quarterly reports on Form 10-Q, and current reports on Form 8-K) during the 12 months preceding the sale. Absent unusual circumstances, Olin would be in compliance with this requirement.
•The stock must be sold in unsolicited broker’s transactions or directly with a market maker. Brokers are under an obligation to make reasonable inquiries with respect to Rule 144 compliance. A broker is therefore likely to request a Rule 144 representation letter and may also require certain representations from Olin. In some circumstances this may delay the entry of a sale order.
•The seller must satisfy Form 144 filing requirements of the SEC and the New York Stock Exchange. Your broker can assist you in filing a Form 144.
•The number of shares that can be sold in any three-month period is limited to the greater of (i) 1% of the outstanding shares of Olin common stock or (ii) the average weekly reported trading volume of Olin common stock during the four calendar weeks preceding the filing of a Form 144.
Detection of Insider Trading Violations
The stock exchanges and the SEC have increasingly sophisticated trading-surveillance techniques, resulting in a strong likelihood that insider trading will be detected and prosecuted, even if it does not involve a great deal of money. In addition, the Insider

Trading Protection Act contains certain bounty provisions that reward individuals who turn in violators of insider trading laws. This added incentive makes it even more likely that insider trading will be discovered and punished.
Penalties for Insider Trading Violations
Insider trading violations are pursued vigorously by the SEC, the U.S. Department of Justice, and private litigants. Other than transactions pursuant to a Rule 10b5-1 trading plan, there are no exceptions to the laws that prohibit trading while in possession of MNPI, and these transactions are likely to be viewed by enforcement authorities with the benefit of hindsight. The penalties for insider trading law violations are severe. In addition, employees who violate Olin’s Insider Trading Policy will be subject to appropriate disciplinary action, including dismissal. Olin may also refer potential violations of law to appropriate authorities.
Safeguarding Olin’s Confidential, Non-Public Information
You should treat all sensitive, non-public information about Olin and each of its subsidiaries [and affiliates] as confidential and proprietary to Olin. This policy applies without regard to the materiality of the information. You may not disclose non-public information to others (such as family members, relatives, or business or social acquaintances) who do not have a legitimate business need for the information. Even within Olin, confidential information should be distributed to or discussed with others only on a need to know basis, and those people should be told that the information is confidential. Take care to ensure that your conversations involving confidential information are not overheard on elevators, airplanes or other public places; do not leave confidential documents on conference tables, desks, laptops or workstations, or otherwise unguarded; and take whatever steps are reasonably necessary to keep confidential information from being disclosed.
Responsibilities of Directors and Employees
•Make sure you are not involved in any Olin securities transactions whenever you have reason to believe you may be in possession of MNPI about Olin.
•Ensure that members of your household and any other family members who are subject to your control or influence do not engage in trading Olin securities without your knowledge or at any time when you are prohibited from trading.
•Do not disclose confidential information to others who do not have a legitimate need for such information for business reasons.
•Do not discuss MNPI about Olin in public areas, such as elevators or corridors, where it can be overheard.
•If you have any questions as to whether you are in possession of MNPI or if it is permissible for you to trade, you should seek advice from General Counsel or Designated Counsel.

Manager’s Responsibilities
•Ensure that all employees who report to you fully understand this policy and the laws and penalties related to insider trading.
•Ensure that procedures are effective in preventing the disclosure of MNPI.
•Ensure that you only disclose MNPI to other employees who need to know.
Responsibilities of Designated Insiders
•Only trade in Olin securities during an open trading window and after obtaining pre-clearance from the General Counsel, Designated Counsel, or the Chief Financial Officer.
•Do not engage in pledging or hedging transactions, including selling Olin shares short.
Olin Directors and Employees Must:
Never
•When in possession of MNPI relating to Olin, trade in Olin securities, engage in any other action to take personal advantage of that information, or pass that information on to others.
•Provide advice or make recommendations regarding the purchase or sale of Olin securities.
•These prohibitions also apply to information about other companies, including customers and suppliers of Olin, that was learned or obtained in the course of or as a result of a director’s or employee’s relationship with Olin.
Always
•Treat all sensitive non-public information about Olin, including its subsidiaries [and affiliated companies], as confidential and proprietary to Olin, regardless of materiality.
•Before trading in Olin securities, seek advice from the General Counsel or Designated Counsel if you have any questions regarding whether you are in possession MNPI or have any questions regarding whether it is permissible for you to trade.